1933 Act File No. 333-239482

1940 Act File No. 811-22592

As filed with the Securities and Exchange Commission

on October 2, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 10	☒

DOUBLELINE OPPORTUNISTIC CREDIT FUND

(Exact Name of Registrant as Specified in Charter)

333 South Grand Avenue, Suite 1800

Los Angeles, California 90071

(Address of Principal Executive Offices)

(213) 633-8200

(Registrant’s Telephone Number)

Ronald R. Redell

c/o DoubleLine Capital LP

333 South Grand Avenue, Suite 1800

Los Angeles, California 90071

(Name and Address of Agent for Service)

Copy to:

Jeremy C. Smith

Ropes & Gray LLP

1211 Sixth Avenue

New York, New York 10036

(212) 596-9858

Approximate Date of Commencement of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box: ☐

If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan, check the following box: ☒

If this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto, check the following box: ☒

If this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box: ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box: ☐

It is proposed that this filing will become effective (check appropriate box):

☐ when declared effective pursuant to Section 8(c) of the Securities Act.

If appropriate, check the following box:

☐ This post-effective amendment designates a new effective date for a previously filed registration statement.

☐ This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is                 .

☒ This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is 333-239482.

Check each box that appropriately characterizes the Registrant:

☒ Registered closed-end fund.

☐ Business development company.

☐ Interval fund.

☒ A.2 Qualified.

☐ Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐ Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐ New registrant.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-239482 and 811- 22592) of DoubleLine Opportunistic Credit Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note, Part C of the Registration Statement and Exhibits (h)(1) and (h)(2) filed pursuant to Item 25 of the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. Parts A and B of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1)

Financial Statements

Included in Part A: Financial highlights for the fiscal period ended March 31, 2020; the fiscal years ended September 30, 2019, 2018, 2017, 2016, 2015, 2014 and 2013; and the fiscal period ended September 30, 2012.

Incorporated into Parts A and B by reference to Registrant’s most recent semi-annual shareholder report on Form N-CSR, filed May 29, 2020 (File No. 811-22592): Schedule of Investments as of March 31, 2020; Statement of Assets and Liabilities as of March 31, 2020; Statement of Operations for the fiscal period ended March 31, 2020; Statement of Changes in Net Assets for the fiscal period ended March 31, 2020 and the fiscal year ended September 30, 2019; Statement of Cash Flows for the fiscal period ended March 31, 2020; Notes to Financial Statements.

Incorporated into Parts A and B by reference to Registrant’s most recent annual shareholder report on Form N-CSR, filed December 3, 2019 (File No. 811-22592): Schedule of Investments as of September 30, 2019; Statement of Assets and Liabilities as of September 30, 2019; Statement of Operations for the fiscal year ended September 30, 2019; Statement of Changes in Net Assets for the fiscal year ended September 30, 2019 and the fiscal year ended September 30, 2018; Statement of Cash Flows for the fiscal year ended September 30, 2019; Notes to Financial Statements; Report of Independent Registered Public Accounting Firm

(2)	Exhibits
	(a)	Amended and Restated Agreement and Declaration of Trust dated August 24, 2011. (1)

	(b)	Amended and Restated Bylaws of Registrant dated August 24, 2011. (1)

	(c)	Not applicable.
	(d)(1)	Article III (Shares) and Article V (Shareholders’ Voting Powers and Meetings) of the Agreement and Declaration of Trust.(1)
	(d)(2)	Article 10 (Shareholders’ Voting Powers and Meetings) of the Bylaws of Registrant.(1)
	(d)(3)	Form of Certificate for Common Shares of Beneficial Interest. (2)
	(e)	Form of Dividend Reinvestment Plan. (2)
	(f)	Not applicable.
	(g)	Form of Investment Management Agreement. (2)

	(h)(1) (h)(2)	Distribution Agreement between Registrant and Foreside Fund Services, LLC., filed herewith. Sub-Placement Agent Agreement between Foreside Fund Services, LLC and UBS Securities LLC., filed herewith.
	(i)	Not applicable.
	(j)(1)	Form of Custody Agreement. (5)
	(j)(2)	First Amendment to Custody Agreement. (5)
	(k)(1)	Form of Master Services Agreement. (5)
	(k)(2)	First Amendment to Master Services Agreement. (5)
	(l)	Opinion and Consent of Ropes & Gray LLP. (5)
	(m)	Not applicable.
	(n)(1)	Opinion of Registrant’s independent public accounting firm relating to outstanding senior securities. (6)
	(n)(2)	Consent of Registrant’s independent public accounting firm. (6)
	(o)	Not applicable.
	(p)	Form of Subscription Agreement. (2)
	(q)	Not applicable.
	(r)(1)	Code of Ethics of the Fund and DoubleLine Capital LP. (4)

(r)(2)	Code of Ethics Pursuant to Section 406 of the Sarbanes-Oxley Act of 2002 for Principal Executive, Financial and Accounting Officers. (3)
(s)(1)	Power of attorney for Joseph J. Ciprari. (1)
(s)(2)	Power of attorney for Ronald R. Redell. (1)
(s)(3)	Power of attorney for John C. Salter. (1)
(s)(4) (z)	Power of attorney for Raymond B. Woolson. (1) Form of Prospectus Supplement for “at the market” offering. (6)

* To be filed by amendment.

(1)    Filed as an exhibit to pre-effective amendment no. 1 to the Registrant’s Registration Statement on Form N-2, Registration Nos. 333-175891, 811-22592 (filed November 16, 2011).

(2)    Filed as an exhibit to pre-effective amendment no. 3 to the Registrant’s Registration Statement on Form N-2, Registration Nos. 333-175891, 811-22592 (filed December 20, 2011).

(3)    Filed as an exhibit to the Registrant’s annual shareholder report on Form N-CSR, Registration No. 811-22592 (filed December 3, 2019).

(4)    Filed as an exhibit to the Registrant’s initial Registration Statement on Form N-2, Registration Nos. 333-239482, 811-22592 (filed June 26, 2020).

(5)    Filed as an exhibit to pre-effective amendment no. 1 to the Registrant’s Registration Statement on Form N-2, Registration Nos. 333-239482, 811-22592 (filed September 18, 2020).

(6)    Filed as an exhibit to pre-effective amendment no. 2 to the Registrant’s Registration Statement on Form N-2, Registration Nos. 333-239482, 811-22592 (filed September 25, 2020).

Item 26. Marketing Arrangements

Not applicable.

Item 27. Other Expenses of Issuance and Distribution

The approximate expenses in connection with the offering are as follows:

Registration and Filing Fees	$	12,980
Financial Industry Regulatory Authority Fees		15,500
Printing and Engraving Expenses		30,000
Accounting Fees and Expenses		10,000
Legal Fees and Expenses		150,000
Miscellaneous		10,000

Total	$	228,480

Item 28. Persons Controlled by or Under Common Control With Registrant

None.

Item 29. Number of Holders of Securities

Set forth below is the number of record holders as of August 31, 2020 of each class of securities of the Registrant:

Title of Class	Number of Record Holders
Common Shares of Beneficial Interest	85

Item 30. Indemnification

Reference is made to Article VIII, Sections 1 through 4, of the Registrant’s Amended and Restated Agreement and Declaration of Trust, which is incorporated by reference herein.

Foreside Fund Services, LLC (the “Distributor”) has agreed to provide indemnification and contribution to the Fund and UBS Securities LLC against certain civil liabilities, including liabilities under the Securities Act, under the Distribution Agreement and Sub-Placement Agent Agreement filed herewith as Exhibit (h)(1) and Exhibit (h)(2), respectively, to this Registration Statement. The Fund has agreed to provide indemnification and contribution to the Distributor against certain civil liabilities, including liabilities under the Securities Act, under the Distribution Agreement filed herewith as Exhibit (h)(1) to this Registration Statement.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Trust’s Amended and Restated Agreement and Declaration of Trust, its Amended and Restated Bylaws or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Manager

The Registrant’s investment adviser, DoubleLine Capital LP (the “Adviser”), is a Delaware limited partnership. The list required by this Item 31 of officers and trustees of the Adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the Adviser and such officers and trustees during the past two years, is incorporated by reference to Form ADV (SEC File No. 801-70942) filed by the Adviser pursuant to the Investment Advisers Act of 1940, as amended.

Item 32. Location of Accounts and Records

All applicable accounts, books and documents required to be maintained by the Registrant by Section 31(a) of the 1940 Act and the Rules promulgated thereunder are in the possession and custody of the Registrant, c/o DoubleLine Capital LP, 333 South Grand Avenue, Suite 1800, Los Angeles, California 90071, the Registrant’s administrator, U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201, or the Registrant’s custodian, U.S. Bank, N.A., 1555 North River Center Drive, Suite 302, Milwaukee, WI 53212.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1.	Not applicable.

2.	Not applicable.

3.	The Registrant undertakes:

(a)      Not applicable.

(b)      that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)      to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)      that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)      if the Registrant is relying on Rule 430B;

(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

 (B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2) if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)      that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)      any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)      free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)      the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)      any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	The Registrant undertakes that:

(a)      for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b)      for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

5.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

7.

The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of an oral or written request, its prospectus or Statement of Additional Information.

NOTICE

A copy of the Amended and Restated Agreement and Declaration of Trust of DoubleLine Opportunistic Credit Fund (the “Fund”), together with all amendments thereto, is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Fund by any officer of the Fund as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees of the Fund or shareholders of the Fund individually, but are binding only upon the assets and property of the Fund.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, and the State of California on the 2nd day of October, 2020.

DOUBLELINE OPPORTUNISTIC CREDIT FUND

By:	/s/ Ronald R. Redell
Name:	Ronald R. Redell
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Name	Capacity	Date

/s/ Ronald R. Redell	Trustee, President and Chief Executive Officer	October 2, 2020
Ronald R. Redell

/s/ Henry V. Chase	Treasurer and Principal Financial and Accounting Officer	October 2, 2020
Henry V. Chase

Joseph J. Ciprari*	Trustee	October 2, 2020
Joseph J. Ciprari

John C. Salter*	Trustee	October 2, 2020
John C. Salter

Raymond B. Woolson*	Trustee	October 2, 2020
Raymond B. Woolson

*By:	/s/ Ronald R. Redell
Ronald R. Redell Attorney-In-Fact Date: October 2, 2020

DoubleLine Opportunistic Credit Fund

Index to Exhibits

Exhibits for Item 25 of Form N-2

Exhibit	Exhibit Name

(h)(1)	Distribution Agreement between Registrant and Foreside Fund Services, LLC
(h)(2)	Sub-Placement Agent Agreement between Foreside Fund Services, LLC and UBS Securities LLC